ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated June 14, 2010

UBS AG $•   Performance Allocation Securities

Linked to the Best Performing Among Three U.S. Equity Portfolios due June 30, 2015

Investment Description

Performance Allocation Securities (the “Securities”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the best performing portfolio among three U.S. equity portfolios. Each reference portfolio consists of different weighted allocations to three equity indices (each, a “component index”) that track either U.S. large-cap equities, U.S. mid-cap equities or U.S. small-cap equities. Each $10.00 principal amount of the Securities is being offered for $10.00 plus an upfront fee. If the portfolio return of the best performing reference portfolio is positive, at maturity you will receive the principal amount of your Securities plus that portfolio return. If the portfolio return of the best performing reference portfolio is negative, at maturity you will receive the principal amount of your Securities reduced by that negative portfolio return, and you will receive less than your initial investment and may receive nothing. You will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. In addition to being subject to the upfront fee, you will participate in any negative performance of the best performing reference portfolio and may lose your entire investment in the Securities. You will have a loss on your investment if the portfolio return of the best performing reference portfolio is negative or not sufficiently positive to offset the effect of the upfront fee. Any payment on the Securities is subject to the creditworthiness of the Issuer.

Features
☐	Core Investment Opportunity: The Performance Allocation Securities are linked to three reference portfolios of U.S. equities, each with exposure to a different weighted portfolio of three equity indices. The equity indices track U.S. large-cap equities, U.S. mid-cap equities and U.S. small-cap equities, respectively.
☐	Performance Allocation Feature: The return on the Securities is linked to the performance of the best performing of three reference portfolios and is not subject to a predetermined maximum gain. If the return of the best performing reference portfolio is negative, at maturity your principal amount will be reduced by such negative return. You could lose some or all of your investment.

Key Dates(1)

Trade Date:	June 25, 2010
Settlement Date:	June 30, 2010
Final Valuation Date(2):	June 25, 2015
Maturity Date:	June 30, 2015
CUSIP:	90267C466
ISIN:	US90267C4666
(1)	Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Securities remains the same.
(2)	Subject to postponement in the event of a market disruption event as described in the Performance Allocation Securities product supplement.
Security Offering

We are offering Performance Allocation Securities linked to the best performing among three U.S. equity portfolios. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the best performing reference portfolio, whether positive or negative. The Securities are offered at a minimum investment of $1,035 (or 100 Securities).

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Performance Allocation Securities product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 8 and the more detailed “Risk Factors” beginning on page PS-13 of the Performance Allocation Securities product supplement for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount*	Proceeds to UBS AG
Per Security	$10.35	$0.35	$10.00
Total	$•	$•	$•
*	The issue price of each Security exceeds the $10.00 principal amount per Security by the amount of the upfront fee detailed in the table above as underwriting compensation.

UBS Financial Services	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the product supplement and the index supplement if you so request by calling toll-free 800-657-9836. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement for Performance Allocation Securities dated June 14, 2010:

http://www.sec.gov/Archives/edgar/data/1114446/000139340110000318/c188045_690506-424b2.htm

♦	Index Supplement dated January 13, 2009

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Performance Allocation Securities” or “Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the “Performance Allocation Securities product supplement” or the “product supplement” mean the UBS product supplement, dated June 14, 2010, references to the “index supplement” mean the UBS index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment whose return is linked to the component indices that comprise the reference portfolios.
♦	You are willing to invest in Securities that do not guarantee the return of any principal at maturity.
♦	You are willing to expose your principal to the full downside performance of the best performing reference portfolio, and are therefore willing to lose some or all of your principal.
♦	You believe that the U.S. equities market will appreciate over the term of the Securities and that the level of the best performing reference portfolio will increase sufficiently over the term of the Securities to offset the effect of the upfront fee.
♦	You have a moderate to high risk tolerance.
♦	You are willing to forego dividends paid on the stocks comprising each of the component indices in exchange for the feature of participating in the performance of the best performing reference portfolio.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Securities to maturity, a term of 5 years.
♦	You are willing to accept that there may be no secondary market for the Securities.
♦	You are comfortable with the creditworthiness of UBS as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to the component indices that comprise each of the reference portfolios.
♦	You are not willing to make an investment in which you could lose 100% of your principal amount.
♦	You seek an investment that is not exposed to the full downside performance of the best performing reference portfolio.
♦	You do not believe that the U.S. equities market will appreciate over the term of the Securities.
♦	You do not believe that the level of the best performing reference portfolio will increase sufficiently over the term of the Securities to offset the effect of the upfront fee.
♦	You prefer to receive the dividends paid on the stocks comprising each of the component indices.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You seek current income from this investment.
♦	You are unable or unwilling to hold the Securities to maturity, a term of 5 years.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 of this free writing prospectus for risks related to an investment in the Securities.

Indicative Terms

Issuer:	UBS AG, London Branch
Issue Price per Security:	$10.00 plus the upfront fee set forth on the cover of this free writing prospectus. The Securities are offered at a minimum investment of $1,035 (or 100 Securities).
You will receive less than your initial investment in the Securities at maturity unless the payment (if any) you receive on your Securities is sufficient to offset the upfront fee included in the issue price for the Securities.
Principal Amount per Security	$10.00
Term:	5 years
Reference Portfolios:	Three reference portfolios comprised of allocations to each of the three component indices, weighted as indicated:

	Reference Portfolio 1 Component Weightings	Reference Portfolio 2 Component Weightings	Reference Portfolio 3 Component Weightings
U.S. Large-Cap Allocation	76% to 84%	8% to 12%	8% to 12%
U.S. Mid-Cap Allocation	8% to 12%	76% to 84%	8% to 12%
U.S. Small-Cap Allocation	8% to 12%	8% to 12%	76% to 84%

U.S. Large-Cap Allocation:	An allocation to U.S. large-cap equities containing the following index (a “component index”)
	Component Index	Bloomberg Ticker
	S&P 500® Index	SPX <Index>
U.S. Mid-Cap Allocation:	An allocation to U.S. mid-cap equities containing the following index (a “component index”):
	Component Index	Bloomberg Ticker
	S&P MidCap 400® Index	MID <Index>
U.S. Small-Cap Allocation:	An allocation to U.S. small-cap equities containing the following index (a “component index”):
	Component Index	Bloomberg Ticker
	Russell 2000® Index	RTY <Index>

Payment at Maturity (per $10 principal amount Security):	$10.00 + ($10.00 × Portfolio Return of Best Performing Reference Portfolio)
The Securities do not guarantee any return of principal at maturity. The Securities are fully exposed to any negative performance of the best performing reference portfolio.
Best Performing Reference Portfolio:	The reference portfolio with the greatest portfolio return on the final valuation date.
Portfolio Return:	For each reference portfolio, the sum of the component index returns for each component index multiplied by their respective component weightings applicable to such reference portfolio, calculated as follows:
(SPX Component Index Return x SPX Component Weighting) + (MID Component Index Return x MID Component Weighting) + (RTY Component Index Return x RTY Component Weighting)
Component Index Return:	For each component index, the performance of such component index calculated as follows:
Ending Level – Starting Level Starting Level
Starting Level:	For each component index, the closing level of such component index on the trade date, as determined by the calculation agent.
Ending Level:	For each component index, the closing level of such component index on the final valuation date, as determined by the calculation agent.

Reference Portfolios

	5-Year Return		Annualized Return
	Excluding upfront fee	Including upfront fee	Excluding upfront fee	Including upfront fee
Portfolio 1	-6.16%	-9.33%	-1.26%	-1.94%
Portfolio 2	7.71%	4.07%	1.50%	0.80%
Portfolio 3	1.84%	-1.60%	0.37%	-0.32%

At maturity, the return of the Securities is linked to the return of the best performing reference portfolio. Over the past 5 years, the best performing reference portfolio would have been reference portfolio 2, with the MID overweight allocation. This reference portfolio outperformed the second best reference portfolio by 5.87% and the worst-performing reference portfolio by 13.87% (in each case, excluding the upfront fee).

The foregoing performance data for each of the reference portfolios has been calculated retrospectively by applying actual historical prices of the component indices on all trading days from June 10, 2005 through June 10, 2010. This retrospective performance data is furnished for informational purposes only and is not an indication of future performance. The future performance of a reference portfolio may differ significantly from its retrospective performance.

Determining Payment at Maturity

You will receive your principal amount reduced by the portfolio return of the best performing reference portfolio, calculated as follows:

$10 + ($10 × Portfolio Return of Best Performing Reference Portfolio)

In this case, you will lose some or all of your initial investment.

Specifically, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the portfolio return of the best performing reference portfolio is less than zero.

Calculate the sum of the component index returns for each component index multiplied by their respective component weightings applicable to the best performing reference portfolio.

You will receive a cash payment that provides you with a return per $10 Security principal amount equal to the portfolio return of the best performing reference portfolio, calculated as follows:

$10 + ($10 × Portfolio Return of Best Performing Reference Portfolio)

If the portfolio return of the best performing reference portfolio is positive, but the increase in the level of the best performing reference portfolio is insufficient to offset the effect of the upfront fee, you will have a loss on your investment in the Securities.

Hypothetical Examples and Return Table of the Securities at Maturity

Portfolio Return of Best Performing Reference Portfolio	Payment at Maturity (per Security)	Total Return on the Securities (excluding upfront fee)	Total Return on the Securities (including upfront fee)
55.00%	$15.50	55.00%	49.76%
45.00%	$14.50	45.00%	40.10%
35.00%	$13.50	35.00%	30.43%
25.00%	$12.50	25.00%	20.77%
15.00%	$11.50	15.00%	11.11%
12.50%	$11.25	12.50%	8.70%
10.00%	$11.00	10.00%	6.28%
7.50%	$10.75	7.50%	3.86%
5.00%	$10.50	5.00%	1.45%
2.50%	$10.25	2.50%	-0.97%
0.00%	$10.00	0.00%	-3.38%
-5.00%	$9.50	-5.00%	-8.21%
-10.00%	$9.00	-10.00%	-13.04%
-20.00%	$8.00	-20.00%	-22.71%
-30.00%	$7.00	-30.00%	-32.37%
-40.00%	$6.00	-40.00%	-42.03%
-50.00%	$5.00	-50.00%	-51.69%
-60.00%	$4.00	-60.00%	-61.35%
-70.00%	$3.00	-70.00%	-71.01%
-80.00%	$2.00	-80.00%	-80.68%
-90.00%	$1.00	-90.00%	-90.34%
-100.00%	$0.00	-100.00%	-100.00%

The following examples are based on a principal amount per Security of $10.00 and an issue price per Security of $10.35.

Example 1 — The Portfolio Return of Reference Portfolio 1 is 10.00%, the Portfolio Return of Reference Portfolio 2 is 2.50% and the Portfolio Return of Reference Portfolio 3 is 5.00%.

Because the portfolio return of the best performing reference portfolio (Reference Portfolio 1) is 10.00%, the investor receives a payment at maturity of $11.00 per $10.00 Security principal amount.

$10 + ($10 × Portfolio Return of Best Performing Reference Portfolio)

$10.00 + ($10.00 × 10%) = $11.00

In this example, given an initial investment of $10.35, the total return on the Securities is 6.28%.

Example 2 — The Portfolio Return of Reference Portfolio 1 is -20.00%, the Portfolio Return of Reference Portfolio 2 is -10.00% and the Portfolio Return of Reference Portfolio 3 is 2.50%.

Because the portfolio return of the best performing reference portfolio (Reference Portfolio 3) is 2.50%, the investor receives a payment at maturity of $10.25 per $10.00 Security principal amount.

$10 + ($10 × Portfolio Return of Best Performing Reference Portfolio)

$10.00 + ($10.00 × 2.50%) = $10.25

In this example, given an initial investment of $10.35, the total return on the Securities is -0.97%.

Example 3 — The Portfolio Return of Reference Portfolio 1 is -40.00%, the Portfolio Return of Reference Portfolio 2 is -10.00% and the Portfolio Return of Reference Portfolio 3 is -20.00%.

Because the portfolio return of the best performing reference portfolio (Reference Portfolio 2) is -10.00%, the investor receives a payment at maturity of $9.00 per $10.00 Security principal amount.

$10 + ($10 × Portfolio Return of Best Performing Reference Portfolio)

$10.00 + ($10.00 × -10%) = $9.00

In this example, given an initial investment of $10.35, the total return on the Securities is -13.04%.

If the portfolio return of the best performing reference portfolio is negative or not sufficiently positive to offset the effect of the upfront fee, you will lose some or all of your initial investment.

Hypothetical Historical Portfolio Performance

The following table sets forth the retrospective hypothetical historical performance of the reference portfolios and the corresponding hypothetical performance of the Securities over several 5-year periods, based on actual the historical performances of the component indices, as well as the performance of the Russell 3000® Index, a benchmark U.S. equity index representing approximately 3,000 securities across size, style and sector segments in the United States equities market. The hypothetical performance of the Securities assumes the same terms as the Securities offered herein, with an allocation in each portfolio of 80% to the overweight allocation and 10% to each underweight allocation. We obtained the historical closing levels of all component indices and the Russell 3000®Index from Bloomberg. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The actual historical performance of any component index and the retrospective historical performance of each reference portfolio should not be taken as an indication of future performance, and no assurance can be given as to the performance of each reference portfolio on the final valuation date. We cannot give you assurance that the performance of any reference portfolio will result in the return of any of your initial investment.

5-year period ending	9/30/2006	12/31/2006	3/31/2007	6/30/2007	9/30/2007	12/31/2007	3/31/2008	6/30/2008
S&P 500® Index	28.33%	23.54%	23.83%	51.88%	87.27%	66.89%	55.95%	31.35%
S&P MidCap 400® Index	74.58%	58.25%	56.80%	82.94%	117.26%	99.68%	90.37%	70.55%
Russell 2000® Index	79.22%	61.24%	58.10%	80.20%	122.33%	99.96%	88.72%	53.81%
Portfolio 1 Return	38.04%	30.78%	30.56%	57.82%	93.77%	73.48%	62.67%	37.52%
Portfolio 2 Return	70.42%	55.08%	53.64%	79.56%	114.77%	96.43%	86.76%	64.96%
Portfolio 3 Return	73.66%	57.17%	54.54%	77.64%	118.32%	96.63%	85.61%	53.24%
Best Portfolio Return	73.66%	57.17%	54.54%	79.56%	118.32%	96.63%	86.76%	64.96%
Security Return (includes upfront fee)	67.79%	51.86%	49.32%	73.49%	110.94%	89.98%	80.45%	59.38%
Russell 3000® Index	47.48%	41.35%	41.78%	72.54%	111.69%	89.42%	76.77%	49.50%

5-year period ending	9/30/2008	12/31/2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009	3/31/2009	6/10/2010
S&P 500® Index	17.11%	-18.77%	-29.15%	-19.42%	-5.16%	-7.99%	-0.95%	-9.29%
S&P MidCap 400® Index	42.49%	-6.55%	-18.98%	-4.86%	16.49%	9.55%	19.89%	10.54%
Russell 2000® Index	39.35%	-10.32%	-28.39%	-14.07%	5.47%	-4.02%	10.34%	2.15%
Portfolio 1 Return	21.87%	-16.70%	-28.06%	-17.43%	-1.93%	-5.84%	2.27%	-6.16%
Portfolio 2 Return	39.64%	-8.15%	-20.94%	-7.24%	13.22%	6.44%	16.85%	7.71%
Portfolio 3 Return	37.44%	-10.79%	-27.52%	-13.69%	5.51%	-3.06%	10.16%	1.84%
Best Portfolio Return	39.64%	-8.15%	-20.94%	-7.24%	13.22%	6.44%	16.85%	7.71%
Security Return (includes upfront fee)	34.91%	-11.25%	-23.61%	-10.38%	9.39%	2.84%	12.90%	4.07%
Russell 3000® Index	31.93%	-9.39%	-20.94%	-8.86%	8.06%	3.88%	12.54%	2.89%

The foregoing performance data for each of the reference portfolios has been calculated retrospectively by applying actual historical levels of the component indices during each applicable 5-year period. This retrospective performance data is furnished for informational purposes only and is not an indication of future performance. The future performance of a reference portfolio may differ significantly from its retrospective performance.

What Are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-30 of the Performance Allocation Securities product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Securities. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid derivative contract with respect to the best performing reference portfolio. If your Securities are so treated, you should generally recognize long-term capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities (including the upfront fee) if you have held your Securities for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-31 of the Performance Allocation Securities product supplement.

It is possible that the IRS may assert that the upfront fee should not be includable in the tax basis of your Securities, but should be treated as an investment expense, which for individuals would be deductible only as a miscellaneous itemized deduction. Miscellaneous itemized deductions are generally deductible only to the extent that the aggregate of such deductions exceed 2% of the taxpayer’s adjusted gross income, and are not deductible in determining alternative minimum tax.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-30 of the Performance Allocation Securities product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the stocks comprising each of the component indices. These risks are explained in more detail in the “Risk Factors” section of the product supplement.

♦	You may lose some or all of your investment — You may lose some or all of your initial investment. The Securities do not guarantee any return of principal, and will also be subject to the upfront fee. The return on the Securities at maturity is linked to the performance of the best performing of the reference portfolios and will depend on whether, and the extent to which, the portfolio return of the best performing reference portfolio is positive or negative. If the portfolio return of the best performing reference portfolio is negative, at maturity you will receive the principal amount of your Securities reduced by that negative portfolio return and may receive nothing. In addition, the Securities are also subject to an upfront fee. If the return of the best performing reference portfolio is positive, but the increase in the level of the best performing reference portfolio is insufficient to offset the effect of the upfront fee, you will have a loss on your investment in the Securities.
♦	Credit of UBS — The Securities are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.
♦	The upfront fee will have a negative effect on the return potential of the Securities — The issue price of each Security exceeds the principal amount per Security by the amount of the upfront fee. Because the payment at maturity will be calculated on the basis of the principal amount and not the issue price, the upfront fee represents an immediate cost to you and will not grow along with any appreciation of the best performing reference portfolio. Therefore, if the return of the best performing reference portfolio is positive, but the increase in the level of the best performing reference portfolio is insufficient to offset the effect of the upfront fee, you will have a loss on your investment in the Securities.
♦	The performances of the component indicies may offset each other — The Securities are linked to the performance of the best performing of three reference portfolios each comprised of the component indices. Where the ending level of one or more component index increases relative to its starting level, the ending level of one or more of the other component indices may not increase by the same amount or may even decline. Therefore, in calculating the portfolio return for any reference portfolio, the positive performance of one or more component index may be moderated or offset by the more moderate performance or negative performance of one or more of the other component indices. This effect is further amplified by the differing weights of the component indices. The more heavily weighted component index for each reference portfolio will have a larger impact on the portfolio return of such reference portfolio than the component indices with the lesser weightings.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Securities and you will not receive any dividend payments or other distributions on the stocks comprising any of the component indices (the “index” constituent stocks”) and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Securities.
♦	Owning the Securities is not the same as owning the index constituent stocks — The return on your Securities may not reflect the return you would realize if you actually owned the index constituents stocks. For instance, you will not receive or be entitled to receive any dividend payments or other distributions during the term of the Securities, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Securities. In addition, as an owner of the Securities, you will not have voting rights or any other rights that holders of the index constituent stocks may have.
♦	Market risk — The levels of the component indices can rise or fall sharply due to factors specific to each such component index or any of the index constituent stocks included in such component index, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	Each component index reflects price return, not total return — The component indices that comprise each of the reference portfolios to which your Securities are linked reflect the changes in the market prices of the applicable index constituent stocks. The component indices do not, however, reflect a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on applicable index constituent stocks. The performance of each reference portfolio, and therefore, the return on your Securities will not include such a total return feature or dividend component.
♦	UBS cannot control actions taken by any index sponsor and the index sponsors have no obligation to consider your — UBS and its affiliates are not affiliated with the respective sponsors of the component indices (the '’index sponsors”) and have no ability to control or predict their actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of any component index. The index sponsors are not involved in the offer of the Securities in any way and have no obligation to consider your interest as an owner of the Securities in taking any actions or making any judgments that might affect the market value of your Securities.

♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network, unless otherwise specified in the applicable pricing supplement. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you are able to sell your Securities prior to maturity, you may have to sell them at a substantial loss.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the component indices; the volatility of the component indices; the dividend rate paid on the index constituent stocks; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, the upfront fee, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in any index constituent stocks and/or over-the-counter options, futures or other instruments with return linked to the performance of the component indices or any index constituent stocks may adversely affect the performance of the reference portfolios and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business related to any of the component indices or index constituent stocks, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the issuer, will determine the portfolio return of each reference portfolio and the payment at maturity based on the closing levels of the component indices on the final valuation date. The calculation agent can postpone the determination of the portfolio returns or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the levels of the component indices, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the Securities” on page 7.

Information about the Component Indices

All disclosures contained in this free writing prospectus regarding any component index are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any component index contained in this free writing prospectus. You should make your own investigation into the component indices.

Included on the following pages is a brief description of each component index. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing levels for each component index. The information given below is for the four calendar quarters in each of 2006, 2007, 2008 and 2009 and the first calendar quarter of 2010. Partial data is provided for the second calendar quarter of 2010. We obtained the closing level information set forth below from the Bloomberg Professional service (“Bloomberg”) without independent verification. You should not take the historical levels of any component index as an indication of future performance.

S&P 500® Index

We have derived all information contained in this free writing prospectus regarding the S&P 500® Index, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

S&P has no obligation to continue to publish the S&P 500® Index, and may discontinue publication of the S&P 500® Index at any time. The S&P 500® Index is determined, comprised and calculated by S&P without regard to the Securities.

The S&P 500® Index is published by S&P. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index”, the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of June 10, 2010 indicated below: Consumer Discretionary (80); Consumer Staples (41); Energy (39); Financials (79); Health Care (52); Industrials (57); Information Technology (75); Materials (32); Telecommunications Services (9); and Utilities (36).

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P 500® Index, as reported by Bloomberg. The closing level of the S&P 500® Index on June 10, 2010 was $1086.84. You should not take the historical levels of the S&P 500® Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$1307.25	$1254.78	$1294.83
4/3/2006	6/30/2006	$1325.76	$1223.69	$1270.20
7/3/2006	9/29/2006	$1339.15	$1234.49	$1335.85
10/2/2006	12/29/2006	$1427.09	$1331.32	$1418.30
1/3/2007	3/30/2007	$1459.68	$1374.12	$1420.86
4/2/2007	6/29/2007	$1539.18	$1424.55	$1503.35
7/2/2007	9/28/2007	$1553.08	$1406.70	$1526.75
10/1/2007	12/31/2007	$1565.15	$1407.22	$1468.36
1/2/2008	3/31/2008	$1447.16	$1273.37	$1322.70
4/1/2008	6/30/2008	$1426.63	$1278.38	$1280.00
7/1/2008	9/30/2008	$1305.32	$1106.39	$1166.36
10/1/2008	12/31/2008	$1161.06	$752.44	$903.25
1/2/2009	3/31/2009	$ 934.70	$676.53	$797.87
4/1/2009	6/30/2009	$ 946.21	$811.08	$919.32
7/1/2009	9/30/2009	$1071.66	$879.13	$1057.08
10/1/2009	12/31/2009	$1127.78	$1025.21	$1115.10
1/4/2010	3/31/2010	$1174.17	$1056.74	$1169.43
4/1/2010*	6/10/2010*	$1217.28	$1050.47	$1086.84
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through June 10, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of the S&P 500® Index from January 29, 1999 through June 10, 2010, based on month end closing levels obtained from Bloomberg. Past performance of the S&P 500® Index is not indicative of the future performance of the S&P 500® Index.

S&P MidCap 400® Index

We have derived all information regarding the S&P MidCap 400® Index contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (S&P). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. S&P has no obligation to continue to publish the S&P MidCap 400®, and may discontinue publication of the S&P MidCap 400® at any time. The S&P MidCap 400® Index is determined, comprised and calculated by S&P’s without regard to the Securities.

Introduced in 1991, the S&P MidCap 400® Index is intended to provide a benchmark for performance measurement of the medium capitalization segment of the United States equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging, as of March 2010 from $850 million to $3.8 billion. As of March 31, 2010, the aggregate market value of the 400 companies included in the S&P MidCap 400® Index represented approximately 7% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. S&P chooses companies for inclusion in the S&P MidCap 400® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the United States equity market. Relevant criteria employed by S&P include U.S. company status, a market cap range between $850 million and $3.8 billion, financial viability, adequate liquidity and reasonable price, a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the S&P MidCap 400® Index with the number of companies as of June 10, 2010 included in each group indicated in parentheses: Consumer Discretionary (67), Consumer Staples (15), Energy (22), Financials (77), Health Care (40), Industrials (63), Information Technology (63), Materials (27), Telecommunication Services (4) and Utilities (22). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above.

The S&P MidCap 400® Index (the “S&P 400 Index”) is maintained by the S&P Index Committee (the “S&P Index Committee”), a team of S&P’s economists and index analysts who meet on a regular basis. The calculation of the value of the S&P 400 Index, discussed below in further detail, is based on the relative value of the aggregate market value of specified classes of common stock of 400 mid-sized companies (the “S&P 400 Index Constituent Stocks”) as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of July 28, 1991 (the “Base Date”). The S&P 400 Index Constituent Stocks are chosen for inclusion in the S&P 400 Index by the S&P 400 Index Committee with the goal of ensuring that the S&P 400 Index is an accurate measure of mid-sized companies, reflecting risk and return characteristics of the broader mid cap universe on an ongoing basis.

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. S&P, calculates the S&P 400 Index by reference to the prices of the S&P 400 Index Constituent Stocks without taking account of the value of dividends paid on such stocks. As a result, the return on the Securities will not reflect the return you would realize if you actually owned the stocks that comprise the S&P 400 Index and received the dividends paid on such stocks.

Stocks Included in the S&P 400 Index

Only common stock of operating companies, real estate investment trusts (excluding mortgage REITs) and business development companies are eligible for inclusion in the S&P 400 Index. The common stock of limited partnerships, master limited partnerships, OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, preferred shares, unit trusts, equity warrants, convertible bonds, investment trusts, ADRs, ADSs and MLP IT units are not eligible for inclusion in the S&P 400 Index. Further, for the common stock of a company to be eligible for inclusion in the S&P 400 Index it must meet all of the following additional criteria, as determined by the S&P 400 Index Committee in its sole discretion:

♦	Market Capitalization — Unadjusted market capitalization of US $850 million to US $ 3.8 billion or more. The ranges are reviewed from time to time by the S&P 400 Index Committee to assure consistency with market conditions.
♦	Liquidity — Annual dollar value trade to float adjusted market capitalization should be 1.0 or greater.
♦	Public Float — Public float of at least 50% of the common stock.
♦	Sector Classification — Contribution to the sector balance maintenance of the S&P 400 Index.
♦	Financial Viability — Financial viability as generally measured for four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items.
♦	Treatment of Initial Public Offerings — Initial public offerings should be seasoned for at least six to twelve months.
♦	United States Company — The company should be a United States company by either (i) meeting the following criteria: (A) incorporated in the United States, (B) financial reporting should be in U.S. GAAP, in U.S. dollars, and the company should not be considered a foreign entity by the United States Securities and Exchange Commission, (C) a corporate governance structure consistent with U.S. practice, (D) principal executive presence in the United States, (E) the United States portion of revenues, operations, fixed assets and employees should be a significant portion of the total, but need not exceed 50%, (F) the common stock should be listed on the New York Stock Exchange (including NYSE Arca and NYSE Amex), the NASDAQ Global Select Market, the NASDAQ Select Market or NASDAQ Capital Market and (G) the company should generally be considered a United States company by analysts and investors, or (ii) meeting all but one of the criteria in subsection (i)(A)-(G) and there is no other major market beside the United States to which the company would logically be assigned.

Generally, only one class of common stock of any company is included in the S&P 400 Index. The stock price and total shares outstanding of common stock of a company included in the S&P 400 Index with more than one class of common stock outstanding is based on the most liquid class of common stock of that company as determined by S&P 400 Index Committee in its sole discretion.

Criteria for Removal from the S&P 400 Index

The common stock of a company may be removed from the S&P 400 Index when the S&P 400 Index Committee determines, in its sole discretion, that one of the following criteria is met:

♦	A company involved in a merger, acquisition or significant restructuring no longer meets the inclusion criteria, or
♦	A company substantially violates one more of the criteria for inclusion in the S&P 400 Index, as described above.

Computation of the S&P 400 Index

The calculation of the value of the S&P 400 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of approximately 400 mid-sized companies as of a particular time as compared to the aggregate Market Value of the common stocks of approximately 400 similar companies on the Base Date. The “Market Value” of any S&P 400 Index Constituent Stock is the product of the market price per share times the number of the then outstanding shares of such S&P 400 Index Constituent Stock times an investable weight factor (“IWF”). An IWF is calculated for each S&P 400 Index Constituent Stock so that the number of shares outstanding is reduced to exclude certain closely held shares from the determination of the level of the S&P 400 Index.

The level of the S&P 400 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 400 Index reflects the total Market Value of all the S&P 400 Index Constituent Stocks relative to the Base Date. An indexed number is used to represent the results of this calculation in order make the value easier to work with and track over time. The actual total Market Value of the S&P 400 Index Constituent Stocks in the S&P 400 Index on the Base Date has been set equal to an indexed value of 100. In practice, the daily calculation of the S&P 400 Index is computed by dividing the total Market Value of the level of S&P 400 Index Constituent Stocks by a number called the “S&P Divisor”. By itself, the S&P Divisor is an arbitrary number. However, in the context of the calculation of the level of the S&P 400 Index, it is the only link to the original Base Date value of the S&P 400 Index. Continuity in the S&P 400 Index value is maintained by adjusting the S&P Divisor for certain events as described below.

Changes to the S&P 400 Index are made on an as-needed basis. There is no annual or semi-annual reconstitution. Rather changes in response to corporate actions and market developments can be made at any time.

An adjustment to the S&P Divisor is required when any change to any S&P 400 Index Constituent Stocks alters the total market value of the S&P 400 Index while holding stock prices constant. S&P Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new S&P Divisor based on whatever changes are being made. The table below summarizes the types of maintenance adjustments which require a divisor adjustment:

Type of Corporate Action	Adjustment Factor
Company added / deleted	Net change in market value determines the S&P Divisor adjustment.
Spin-Off (Only if spun-off company added to S&P 400 Index and another company deleted from S&P 400 Index)	S&P Divisor adjustment reflects deletion of company from S&P 400 Index.
Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend.
Rights Offering	Increase in market capitalization measured as the shares issued multiplied by the price paid.

Each of the corporate actions in the table above has the effect of altering the market value of an S&P 400 Index Constituent Stock and consequently the aggregate market value of the S&P 400 Index Constituent Stocks. In order for the level of the S&P 400 Index prior to such corporate action to not be affected by the change in market value of the S&P 400 Index Constituent Stocks, a new S&P Divisor is derived as follows:

♦	Market value of the S&P 400 Index Constituent Stocks after the corporate action / New S&P Divisor = Market Value of the S&P 400 Index Constituent Stocks prior to the corporate action.
♦	New S&P Divisor = Market value of the S&P 400 Index Constituent Stocks after the corporate action / Market Value of the S&P 400 Index Constituent Stocks prior to the corporate action.

In cases where there is no achievable market price for a stock being deleted, such stock may be removed from the S&P 400 Index at zero or minimal price at the discretion of the S&P 400 Index Committee, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

A large part of the maintenance of the S&P 400 Index involves adjustments in response to changes in a company’s shares outstanding. The S&P 400 Index Committee follows a 5% rule. Generally, changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more are made weekly. Changes of less than 5% of a company’s shares outstanding are accumulated and made quarterly on the third Friday of March, June, September and December, with the exception of an acquisition of another company in the S&P 400 Index which are made as reasonably as possible. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial by the S&P 400 Index Committee, a price adjustment and/or share increase may be implemented immediately.

Neither UBS nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P 400 Index or any successor index. While S&P currently employs the above methodology to calculate the S&P 400 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount payable at maturity to beneficial owners of the Securities. S&P does not guarantee the accuracy or the completeness of the S&P 400 Index or any data included in the S&P 400 Index. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P 400 Index. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P 400 Index or the manner in which the S&P 400 Index is applied in determining the amount payable at maturity.

License Agreement

S&P and UBS have entered into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the S&P 400 Index, in connection with securities, including the Securities. The S&P 400 Index is owned and published by S&P.

The license agreement between S&P and UBS provides that the following language must be set forth in this free writing prospectus:

The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the S&P 400 Index to track general stock market performance. S&P’s only relationship to UBS is the licensing of certain trademarks and trade names of S&P and of the S&P 400 Index which is determined, composed and calculated by S&P without regard to UBS or the Securities. S&P has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the S&P 400 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s,” “S&P,” “S&P 400,” “Standard & Poor’s 400” and “400” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by UBS. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Securities.

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P MidCap 400® Index. The closing level of the S&P MidCap 400® Index on June 10, 2010 was 750.60. You should not take the historical levels of the S&P MidCap 400® Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$792.11	$749.02	$792.11
4/3/2006	6/30/2006	$817.95	$716.62	$764.87
7/3/2006	9/29/2006	$770.44	$712.86	$754.25
10/2/2006	12/29/2006	$820.37	$748.13	$804.37
1/3/2007	3/30/2007	$867.61	$800.40	$848.47
4/2/2007	6/29/2007	$925.90	$852.41	$895.51
7/2/2007	9/28/2007	$926.23	$819.97	$885.06
10/1/2007	12/31/2007	$917.18	$821.32	$858.20
1/2/2008	3/31/2008	$847.56	$744.89	$779.51
4/1/2008	6/30/2008	$897.27	$797.80	$818.99
7/1/2008	9/30/2008	$824.99	$698.21	$727.29
10/1/2008	12/31/2008	$718.88	$417.12	$538.28
1/2/2009	3/31/2009	$559.37	$404.62	$489.00
4/1/2009	6/30/2009	$598.71	$494.45	$578.14
7/1/2009	9/30/2009	$706.30	$546.53	$691.02
10/1/2009	12/31/2009	$739.71	$659.15	$726.67
1/4/2010	3/31/2010	$799.95	$692.52	$789.90
4/1/2010*	6/10/2010*	$849.82	$721.31	$750.60
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through June 10, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of the S&P MidCap 400® Index from January 29, 1999 through June 10, 2010, based on month end closing levels obtained from Bloomberg. Past performance of the S&P MidCap 400® Index is not indicative of the future performance of the S&P MidCap 400® Index.

Russell 2000® Index

We have derived all information regarding the Russell 2000® Index contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Frank Russell Company. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The Frank Russell Company has no obligation to continue to publish the Russell 2000® Index, and may discontinue publication of the Russell 2000 ® Index at any time.

The Russell 2000® Index (the “Russell 2000 Index”) is published by the Frank Russell Company. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Russell 2000® Index,” the Russell 2000 Index measures the composite price performance of the smallest 2000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies by market capitalization and represents approximately 98% of the market capitalization of the United States equity market. The Russell 2000 Index value is calculated by adding the market values of the index’s component stocks and then dividing the derived total market capitalization by the “adjusted” capitalization of the Russell 2000 Index on the base date of December 31, 1986.

Historical Information

The following table sets forth the quarterly high and low closing levels for the Russell 2000® Index. The closing level of the Russell 2000® Index on June 10, 2010 was 639.79. You should not take the historical levels of the Russell 2000® Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	765.14	684.05	765.14
4/3/2006	6/30/2006	781.83	672.72	724.67
7/3/2006	9/29/2006	734.48	671.94	725.59
10/2/2006	12/29/2006	797.73	718.35	787.66
1/3/2007	3/30/2007	829.44	760.06	800.71
4/2/2007	6/29/2007	855.09	803.22	833.70
7/2/2007	9/28/2007	855.77	751.54	805.45
10/1/2007	12/31/2007	845.72	735.07	766.03
1/2/2008	3/31/2008	735.55	643.97	687.97
4/1/2008	6/30/2008	763.27	686.07	689.66
7/1/2008	9/30/2008	754.38	657.72	679.58
10/1/2008	12/31/2008	671.59	385.31	499.45
1/2/2009	3/31/2009	514.71	343.26	422.75
4/1/2009	6/30/2009	531.68	429.16	508.28
7/1/2009	9/30/2009	620.69	479.27	604.28
10/1/2009	12/31/2009	634.07	562.40	625.39
1/4/2010	3/31/2010	690.30	586.49	678.64
4/1/2010*	6/10/2010*	741.92	617.69	639.79
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through June 10, 2010. Accordingly, the “Quarterly High,"“Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of the Russell 2000® Index from January 29, 1999 through June 10, 2010, based on month end closing levels obtained from Bloomberg. Past performance of the Russell 2000® Index is not indicative of the future performance of the Russell 2000® Index.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the issue price to public set forth on the cover of this free writing prospectus less an underwriting discount. The upfront fee included in the issue price for the Securities will be distributed to UBS Financial Services Inc. in the form of the underwriting discount as set forth on the cover of this free writing prospectus.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the upfront fee) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the accountholder.